Exhibit 99.1

Lorus Therapeutics Announces Allowance of
United States Patent for Lead Antimicrobial Small Molecule

TORONTO, ONTARIO, October 21, 2010 - Lorus Therapeutics Inc. (TSX: LOR; OTCBB: LRUSF) (“Lorus”), a biopharmaceutical company specializing in the discovery and development of pharmaceutical products and technologies for the management of cancer, today announced the allowance of a patent in the United States for novel drug candidates from Lorus’ small molecule program.

The U.S. patent covers composition of matter of Lorus’ lead antimicrobial compound LOR-220 and related small molecules.  This patent also provides Lorus with patent protection for antimicrobial compositions based on LOR-220 for inhibiting growth of a variety of drug-resistant bacteria, including methicillin-resistant Staphylococcus aureus (MRSA) and vancomycin-resistant enterococci (VRE).   This is the first U.S. patent allowance from Lorus’ small molecule program.  Lorus has issued patents for LOR-220 in Australia and China, as well as pending patents for this compound in other countries worldwide.

“This new U.S. patent is an important addition to our worldwide patent protection for LOR-220, a novel small molecule that has demonstrated potent activity against drug-resistant bacterial pathogens”, said Aiping Young, President and CEO of Lorus. “A strong IP portfolio is essential for future partnering and commercialization of our small molecules”.

About LOR-220
LOR-220 is a small molecule developed by Lorus that targets a class of novel bacterial proteins called kinases, which have recently emerged as critical signaling molecules in bacteria.  Previous studies performed at Lorus using reference bacterial strains demonstrated activity of LOR-220 against multi-drug resistant Gram-positive bacteria such as methicillin-resistant Staphylococcus aureus (MRSA), vancomycin-resistant enterococci (VRE), and other pathogens that are emerging as a major cause of severe infections in hospitals and communities world wide.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer.  The Company also has expertise in antimicrobial drug discovery. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR and on the OTCBB under the symbol LRUSF.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to fund future research, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

Enquiries:

For further information, please contact:

Company IR Contact:

Saeid Babaei, 416-798-1200 ext. 490; ir@lorusthera.com

Investor Contact:

Stephen Kilmer, 905-906-6908, stephen@kilmerlucas.com

Media Contact:
Leonard Zehr, 905-690-2400 ext. 41; len@kilmerlucas.com